Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199-8103

May 13, 2014

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Boston Properties, Inc.

Form 10-K for the year ended December 31, 2013

File No. 001-13087

Dear Mr. Gordon,

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2013 of Boston Properties, Inc. (the “Company”), as set forth in your letter (the “Comment Letter”) dated April 30, 2014 to Michael E. LaBelle, Chief Financial Officer of Boston Properties, Inc.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Note 3 – Real Estate, page 131

Comment No. 1

1.	Please tell us how you determined to record a gain on consolidation of 767 Fifth Avenue in the amount of $359.3 million. Refer to the appropriate accounting literature in your response.

Response to Comment No. 1

On May 31, 2013, the Company’s two joint venture partners in 767 Venture, LLC (the entity that owns 767 Fifth Avenue located in New York City) transferred all of their interests in the joint venture to third parties. The Company has a 60% ownership interest in the joint venture and is the managing member. In connection with the transfer, the Company and its new joint

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2014

venture partners amended the limited liability company agreement and modified the Company’s relative decision making authority and consent rights with respect to the joint venture’s assets and operations.

Previously, the Company’s investment in the joint venture was reported on an unconsolidated basis under the equity method of accounting because the joint venture was not a variable interest entity and the joint venture partners had substantive participating rights with respect to the joint venture’s assets and operations (please refer to the Company’s letter dated April 13, 2009 in response to the Staff’s comment letter dated March 27, 2009). As a result of the transfer of the partners’ interests and the modification of the limited liability company agreement, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation” (“ASC 810”), the Company reconsidered its initial determination of Variable Interest Entity (“VIE”) accounting status for the joint venture per ASC 810-10-45-4 “Reconsideration of Initial Determination of VIE Status” and determined that the joint venture should not be considered a VIE. The Company determined that the modifications to the Company’s decision making authority resulted in the Company having sufficient financial and operating control over the joint venture under the voting interest entity model and the new joint venture partners not having substantive participating rights or substantive kick-out rights in the joint venture such that the Company would account for the joint venture on a consolidated basis effective May 31, 2013.

As a result of the transfers, for accounting purposes, the changes to the Company’s and its new joint venture partners’ rights were treated by the Company as an event driven acquisition accounted for by the Company as a step acquisition. Effective May 31, 2013, the Company included all of the assets and liabilities and results of operations of the joint venture in its consolidated financial statements, and its joint venture partners’ interests have been reflected as noncontrolling interests. Pursuant to ASC 805 “Business Combinations” (“ASC 805”) paragraph 805-10-25-11 “A Business Combination Achieved without the Transfer of Consideration,” a business combination can be achieved by contract alone without transferring consideration when control is obtained. Per ASC 805-10-25-9 “A Business Combination Achieved in Stages,” an acquirer sometimes obtains control of an acquiree in which it held an equity interest immediately before the acquisition date. Per ASC 805-10-25-10, in such business combinations, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss in earnings. As a result, upon consolidation effective May 31, 2013, the Company recognized the assets, liabilities and equity (including noncontrolling interests) at fair value in accordance with ASC 820 “Fair Value Measurement” paragraph 820-10-55-3A . The fair value was determined based on the purchase price paid by the new joint venture partners through a sales process managed by a major New York City sales brokerage firm. The Company determined that the prices paid by each 20% partner in an open-market, competitive bid process provided the strongest evidence of the fair market value of the entire asset. The gain on consolidation totaling approximately $359.5 million was equal to the

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2014

difference between the fair value of the Company’s equity interest totaling approximately $721.3 million (as reflected in the business combination table appearing on pages 132 and 133 of the Company’s Form 10-K) and the carrying value of the Company’s previously held equity interest totaling approximately $361.8 million.

Comment No. 2

2.	In addition, please provide more robust disclosure within MD&A explaining how the gain on consolidation was derived as this amount had a significant impact on your earnings.

Response to Comment No. 2

The Company proposes presenting within its MD&A included in its quarterly report on Form 10-Q for the quarterly period ending June 30, 2014 disclosure in the following form explaining how the gain on consolidation was derived in its comparison of the results of operations for the three months ended June 30, 2014 to the results of operations for the three months ended June 30, 2013 (the three month period in which the gain on consolidation was recognized):

“Gains on Consolidation of Joint Ventures

On May 31, 2013, our two joint venture partners in 767 Venture, LLC (the entity that owns 767 Fifth Avenue in New York City) transferred all of their interests in the joint venture to third parties. In connection with the transfer, we and our new joint venture partners modified our relative decision making authority and consent rights with respect to the joint venture’s assets and operations. These changes resulted in us having sufficient financial and operating control over 767 Venture, LLC such that we now account for the assets, liabilities and operations of 767 Venture, LLC on a consolidated basis in our financial statements instead of under the equity method of accounting. Our ownership interest in 767 Venture, LLC remained unchanged at 60%. During the three months ended June 30, 2013, we recognized a non-cash gain on our investment of approximately $359.5 million. The gain on consolidation resulted from us recognizing the assets, liabilities and equity (including noncontrolling interests) of the joint venture at fair value on the date of consolidation resulting in the recognition of a gain on consolidation equal to the difference between the fair value of our equity interest totaling approximately $721.3 million (as reflected in the business combination table appearing on pages 132 and 133 of the Company’s Form 10-K for the fiscal year ended December 31, 2013) and the carrying value of our previously held equity interest totaling approximately $361.8 million. The fair value was determined based on the purchase price paid by the new joint venture partners through a sales process managed by a major New York City sales brokerage firm.”

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2014

As requested in the Comment Letter, the Company hereby acknowledges the following:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, please contact me at (617) 236-3352.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle
Senior Vice President, Chief Financial Officer of Boston Properties, Inc.

cc:	Eric G. Kevorkian
Senior Vice President, Senior Corporate Counsel
Daniel Adams, Esq.
Goodwin Procter LLP